UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 29, 2026	By:	/s/ Jessica Syms
		Name:	Jessica Syms
		Title:	Assistant Vice-President and Corporate Secretary

CANADIAN NATIONAL RAILWAY COMPANY Table of Contents

Items	Description

1	Press Release – October 29, 2026

NEWS RELEASE

CN Announces Retirement of Chief Financial Officer Ghislain Houle and Appointment of Successor Jamie Lockwood

Montreal, October 29, 2026 – Canadian National Railway Company (TSX: CNR) (NYSE: CNI) today announced that Ghislain Houle, Executive Vice-President and Chief Financial Officer, will retire from his role effective February 1, 2027. Jamie Lockwood, currently Vice-President, Investor Relations and Special Projects, has been selected to succeed Ghislain as Executive Vice-President and Chief Financial Officer, effective February 1, 2027.

Ghislain will remain Executive Vice-President and Chief Financial Officer through January 31, 2027, ensuring continuity through CN’s year-end reporting cycle. As of February 1, he will serve as Strategic Advisor to the President and Chief Executive Officer to support a smooth and orderly transition through his final day with the company on March 31, 2027, after which he will retire.

Over three decades with CN, Ghislain has held progressively senior leadership roles and made significant contributions to the Company. Since becoming Chief Financial Officer in 2016, he has provided steady financial leadership through periods of significant economic and industry change, helped strengthen CN’s financial foundation and supported the advancement of the Company’s strategic priorities. Throughout his tenure, he has been a trusted member of CN’s executive leadership team and a strong steward of the Company’s financial discipline.

Jamie joined CN in 2008 and has held leadership roles of increasing responsibility across Finance, Strategy, Investor Relations and Operations. This breadth of experience has given him a strong understanding of CN’s business, operations and financial strategy. His appointment follows a comprehensive succession planning process and reflects CN’s focus on developing strong internal talent and ensuring leadership continuity.

“Ghislain has made an exceptional contribution to CN over three decades, and I am deeply grateful for his leadership, sound judgment and commitment to the Company. He leaves a strong foundation, and his continued support through the transition will be invaluable. Jamie is a highly respected leader with deep knowledge of CN and broad experience across our business. I am confident he is the right leader to build on that foundation and help advance our strategy while maintaining the disciplined financial stewardship our shareholders expect.”

– Tracy Robinson, President and Chief Executive Officer, CN

“I am honored to take on the role of Chief Financial Officer and grateful for the opportunity to build on Ghislain’s contributions. I look forward to working with Tracy and the leadership team to continue advancing CN’s strategy, maintaining strong financial discipline and creating long-term value for our shareholders and customers.”

– Jamie Lockwood, Vice-President, Investor Relations and special projects, CN

About CN

CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:

Media	Investment Community
Ashley Michnowski	Francois Belanger
Senior Manager	Senior Director
Media Relations	Investor Relations and Sustainability
(438) 596-4329	investor.relations@cn.ca
media@cn.ca